ROCAP MARKETING INC.

M E M O R A N D U M

TO:

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Peter Henricsson, Chief Executive Officer and Director

Rocap Marketing, Inc.

DATE:

October 10, 2012

RE:

Re: Rocap Marketing Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 16, 2012

File No. 333-178738

We submit the following in response to your comments by letter of August 7, 2012.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

In General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

·

Describe how and when a company may lose emerging growth company status;

·

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

·

State your election under Section 107(b) of the JOBS Act:

·

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

·

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:   We have revised the prospectus cover page to disclose that we are an emerging growth company.

We have further revised the prospectus with the addition of a Risk Factor to describe how and when a company may lose emerging growth status, the exemptions available should one choose to be classified as an emerging growth company, and to state our election to opt out of the extended transition period for complying with new or revised account standards.

In addition, as recommended, we have added additional language to existing risk factors to describe that as a Smaller Reporting Company we are exempt from Section 404(b) of the Sarbanes-Oxley Act and that our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until such time as we cease being a Smaller Reporting Company.

2.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We have not provided any written materials, directly or through any intermediary, to any potential investors that are qualified institutional buyers or institutional accredited investors.  There are no brokers or dealers participating in our offering therefore we do not have any research reports about us that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

The Company, page 5

3.

We note on page five that as of March 31, 2012 you had raised $78,948 of cash through the sale of your common stock; and that from your inception on September 2, 2010 through March 31, 2012 you have accumulated losses totaling $479,370. Please supplementally provide us with a reconciliation to these amounts from the amounts disclosed in your financial statements, or revise in your next amendment as necessary.

Response:  We have updated the numbers through June 30, 2012. The amount of cash raised through the sale of common stock comes from the statement of stockholders equity as follows:

Founders

$13,000

2010

56,998

2011

8,950

Total

$78,948

Summary Financial Information, page 6

4.

Please revise the summary financial information captions to also include and distinguish between the amounts attributable to common stockholders and amount attributable to the non-controlling interest, as reflected on your annual and interim financial statements.

Response:  We have added lines to the tables to disclose the amounts attributable to common stockholders and amount attributable to attributable to the non-controlling interest.

Management’s Discussion and Analysis, page 29 Results of Operations, page 29

5.

Please revise to also include a comparative discussion for the interim unaudited financial statements presented in your next amended filing. Refer to Item 303(b) of Regulation S-K.

Response:  We have included a discussion of the interim unaudited financial statements as of June 30, 2012.

Executive Compensation, page 34

6.

We note your response to comment 7 in our letter dated March 8, 2012. The narrative indicates that there were no outstanding equity awards at fiscal year-end. Please revise or advise.

Response: There were no outstanding equity awards at fiscal year-end.

Additionally, we have granted no option awards to our Named Executive Officer since our inception on September 2, 2010.

Certain Relationships and Related Transactions, page 38

7.

Please comply with prior comment 11. Both companies were formed in the prior five years. Also, please refer to the definition of promoter in Rule 405 under the Securities Act.

Response: Please see our revised disclosures under this section.

December 31, 2011 and 2010 Financial Statements Consolidated Statement of Equity (Deficit), page 44

8.

We note in your statement of equity that in fiscal 2011 you issued 1,920,000 shares for future employee services, and that the allocation of these shares is shown in response to comment one of our letter dated March 8, 2012. Please reconcile the 1,920,000 shares issued for services in fiscal 2011 to the table on page 84 of your Form S-1/A2 that does not include any shares issued for services in 2011, or revise as necessary.

Response: The Table has updated with a footnote to explain the handling and reporting of these shares. The shares underlying the issuances were authorized in the calendar year 2011and reported as such in the

Company’s financial statements, however they were not issued until the date shown in table.

Consolidated Statements of Cash Flows, page 45

9.

We note that your operating cash flows are reconciled to the net loss attributable to common stockholders. Please revise your statements of cash flows to reconcile operating cash flows to net income (loss). Refer to ASC 230-10-45-28.

Response: The financial statements have been revised to reconcile cash flows to net loss rather than net loss attributable to common stockholders.

Notes to the Consolidated Financial Statements, page 46

Note 2 – Summary of Significant Accounting Policies, page 46 Sale of Non-controlling Interest

10.

We note the fiscal 2011 sale of the non-controlling interest in subsidiary in your statement of equity (page 44). We further note on page 65 that the net income (loss) attributed to the non-controlling interest was $(24,685) and $4,014 for the year ended December 31, 2011 and quarter ended March 31, 2012, respectively. Please revise the footnotes to your financial statements to include disclosure of the significant terms of this transaction and how you accounted for it. Also revise to clearly describe the basis for your allocation of net income (loss) between the controlling and non-controlling interests.

Response: Note 2 Principle of Consolidation has been expanded to disclose the terms of the sale of the non-controlling interest, the accounting for the transaction and the basis for allocation of the net loss to the non-controlling interest.

Note 10 – Management Agreements, page 61

11.

We note in response to comment one of our letter dated March 8, 2012 that you issued 1,440,000 shares to Tezi and Henricsson for services on March 31, 2011. Please revise your footnote to include disclosure of these related party transactions in fiscal 2011. At a minimum, we believe that you should disclose the compensation costs arising from these related party transactions and discuss the method of estimating the fair value of the services received or the fair value of the shares granted.

Response: Note 10 has been expanded to disclose the compensation cost and the method of estimating the fair value of the shares granted.

March 31, 2012 and 2011 Financial Statements

Notes to the Consolidated Financial Statements (Unaudited), page 67 Note 13 – Subsequent Events, page 81

12.

We note on page 84 of your Form S-1/A2 that on April 25, 2012, you issued 1,440,000 shares of your common stock to Tezi and Henricsson in exchange for $216,000 of management services, in lieu of cash compensation. Please revise to include disclosure of this related party transaction in your subsequent events footnote, as applicable. To the extent that you update your financial statements to June 30, 2012, include disclosure of these related party transactions in Note 10 to those financial statement, as applicable.

Response: Note 10 to the interim financial statements has been updated with the same information provided in the response to comment 11.

Financial Statement Updating

13.

Please update to include your June 30, 2012 interim financial statements, as applicable. Refer to Rule 8-08 of Regulation S-X.

Response: The interim financial statements have been updated through June 30, 2012.

Item 15. Recent Sales of Unregistered Securities, page 83 Issuance for services, page 84

14.

It appears that the information in this table does not agree with the information you provided in response to comment 1 in our March 8, 2012 letter. Please revise or advise.

Response: See our response to your Item 8 above.

In connection with the Company’s responding to the comments set forth in the August 7, 2012 comment letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

ROCAP MARKETING INC.

/S/ Peter Henricsson

By:    Peter Henricsson, President